Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2025 and 2026. Unless otherwise specified herein, references to the “Company,” “we” or “our” shall include PYXIS TANKERS INC. and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim Consolidated Financial Statements as of June 30, 2026 and for the six-month periods ended June 30, 2025 and 2026, and the accompanying notes thereto, included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2026 (the “2025 Annual Report”).

Forward-Looking Statements

Our disclosure and analysis pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “seeks,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will,” “would,” “could,” “projects,” “forecasts,” “predicts,” “potential”, “may,” “should” and similar expressions are forward-looking statements. All statements in this report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the product tanker and dry bulk industries, statements about shipping market trends, including charter rates and factors affecting supply and demand, in particular, the effects of the war in Ukraine and the conflicts in the Middle East and the Red Sea region, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2025 which was filed on April 1, 2026 with the Securities and Exchange Commission (the “SEC”) and our other filings with the SEC. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental taxation, rules and regulations or actions and compliance, including environmental and securities matters, taken by regulatory authorities;
●	the impact of restrictions on trade, including the imposition of new tariffs, port fees and other import restrictions by the United States (“U.S.”) on its trading partners and the imposition of retaliatory tariffs by China and the European Union (“E.U.”) on the U.S., and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling at key export or import ports in the U.S., E.U. and/or China;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
●	our future operating or financial results;
●	the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
●	our continued borrowing availability under our existing and future debt agreements and compliance with the covenants contained therein;
●	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
●	our ability to successfully employ our vessels, including under time charters;
●	changes in our operating expenses, including bunker fuel prices, crewing expenses, dry docking costs, general and administrative expenses and insurance costs, including adequacy of coverage;
●	our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);
●	planned, pending or recent acquisitions and divestitures, business strategy and expected capital spending or operating expenses, including dry-docking, surveys, upgrades and insurance costs;
●	vessel breakdowns and instances of off-hire;
●	potential claims or liability from future litigation, government inquiries and investigations and potential costs due to environmental damage and vessel collisions;

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●	the arrest or detention of our vessels by maritime claimants or governmental authorities;
●	any disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach;
●	general product tanker and dry-bulk shipping market trends, including fluctuations in charter hire rates and vessel values and their useful lives;
●	changes in supply and demand in the product tanker and dry-bulk shipping sectors, including the market for our vessels and the number of newbuildings under construction;
●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;
●	disruption of world trade due to rising protectionism, breakdown of multilateral trade agreements, introduction or expansion of tariffs or other trade restrictions by countries, acts of piracy (e.g. east coast of Somalia), terrorism, political events, public health threats, international hostilities, including the recent armed conflicts between Russia and Ukraine (the “Ukraine War”), as well as ongoing developments in the Middle East, including hostilities involving the United States, Israel and Iran, vessel attacks in the Red Sea and the Strait of Hormuz, other terrorist activity in the region, oil and other sanctions on Iran imposed by multiple jurisdictions (the “Middle East conflicts”) and related instability;
●	changes in interest rates, including the impact on our debt from movements in Secured Overnight Financing Rate (“SOFR”), and foreign exchange rates;
●	changes in seaborne and other transportation;
●	Severe and potentially extended weather disruptions, such as, the extreme drought conditions in Panama which restricted the number of vessel transits through its canal for a period of approximately 18 months ending summer 2024;
●	business disruptions due to natural disasters and the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the tanker and dry-bulk sectors;
●	any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery or corruption;
●	the impact of scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies and the impact of climate change;
●	general domestic and international political conditions; the length and number of off-hire periods and dependence on key employees and third-party managers; and
●	other factors discussed under the “Item 3. Key Information – D. Risk Factors” in the 2025 Annual Report and please see the Company’s other filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of June 30, 2026, Pyxis holds a 100% ownership interest in the following four vessel-owning companies:

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone”);
●	DRYTWO CORP., established under the laws of the Republic of the Marshall Islands (“Drytwo”)

As of June 30, 2026, the Company also owns a 60% equity interest in DRYKON MARITIME Corp. (“Drykon”), an entity that owns through its wholly-owned subsidiary, DRYONE CORP. (“Dryone”), a 2016 Japanese-built Ultramax dry-bulk carrier, the “Konkar Ormi”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman.

As of June 30, 2026, the Company also owns a 60% equity interest in ACCUSHIP MARITIME Ltd. (“Accuship”), an entity that owns through its wholly-owned subsidiary, DRYTHREE CORP. (“Drythree”), a 2015 Chinese-built Kamsarmax dry-bulk carrier, the “Konkar Venture”. The remaining 40% is owned by an entity related to our Chief Executive Officer and Chairman. The “Konkar Venture” is a sister ship to our eco-efficient “Konkar Asteri”.

The Company consolidates in its financial statements the aforementioned dry-bulk joint ventures for the Konkar Ormi and Konkar Venture under the relevant ASC 810 guidelines as a result of its control over Drykon and Accuship. As a result of the transactions, the Company reports a non-controlling interest in its accompanying unaudited interim Consolidated Financial Statements. Dryone and Drythree are established under the laws of the Marshall Islands and, collectively with Eleventhone, Seventhone, Tenthone and Drytwo are the “Vessel-owning companies”.

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Pyxis also currently holds a 100% ownership interest in the following non-vessel owning dormant companies:

●	SECONDONE CORPORATION LTD., established under the laws of the Republic of the Marshall Islands (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD., established under the laws of the Republic of the Marshall Islands (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	FOURTHONE CORPORATION LTD., established under the laws of the Republic of the Marshall Islands (“Fourthone”) that owned the vessel “Pyxis Malou” that was sold to an unaffiliated third party on March 23, 2023;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020;
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”) that owned the vessel “Pyxis Epsilon” that was sold to an unaffiliated third party on December 15, 2023;
●	MARITIME TECHNOLOGIES CORP., established under the laws of Delaware;
●	TWELFTHONE CORP., established on May 15, 2025 under the laws of the Republic of the Marshall Islands (“Twelfthone”);
●	DRYFOUR CORP., established on May 15, 2025 under the laws of the Republic of the Marshall Islands (“Dryfour”) and
●	DRYFIVE CORP., established on April 15, 2026 under the laws of the Republic of the Marshall Islands (“Dryfive”).

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels and dry commodities through the ownership and operation of dry-bulk carriers, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Tanker fleet
Seventhone	31-May-2011	Pyxis Theta	51,795	2013	16-Sep-2013
Tenthone	22-Apr-2021	Pyxis Karteria	46,652	2013	15-Jul-2021
Eleventhone	11-Sep-2021	Pyxis Lamda	50,145	2017	20-Dec-2021
Dry-bulk fleet
Dryone	04-Jul-2023	Konkar Ormi	63,520	2016	14-Sep-2023
Drytwo	24-Nov-2023	Konkar Asteri	82,013	2015	15-Feb-2024
Drythree	29-May-2024	Konkar Venture	82,099	2015	28-Jun-2024

Vessel Management

PYXIS MARITIME CORP. (“Maritime”), a tanker ship management company established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentios (Eddie) Valentis, our Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the Vessel-owning companies that own our product tankers, including, but not limited to, chartering, financing and accounting, sale and purchase, insurance, operations, dry-docking and construction supervision, in exchange for a fixed daily fee per vessel under a head management agreement (the “Head Management Agreement”).

The Company uses the services of Konkar Shipping Agencies, S.A. (“Konkar Agencies”), a dry-bulk ship management company with its principal office in Greece that is beneficially owned by Mr. Valentis, our Chairman, Chief Executive Officer and Class I Director. Konkar Agencies is engaged under separate management agreements directly by the Company’s respective dry-bulk vessel-owning subsidiaries to provide a wide range of shipping services, including, but not limited to, chartering, technical management, sale and purchase, insurance, operations, dry-docking and construction supervision, for a fixed daily fee per vessel. The management agreements for the dry-bulk carriers have initial terms of five years and are automatically renewed for consecutive five-year periods unless terminated by either party upon three months’ notice.

Upon the delivery of each tanker, the Company contracts the crewing and technical management of the vessel to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with Maritime’s permission. ITM is an unrelated third-party technical manager operating through its branch based in Dubai, UAE. Each ship-management agreement with ITM continues until terminated by either the Company or ITM for any reason upon three months’ advance notice.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

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Revenues, net

We generate revenues by chartering our vessels for the transportation of petroleum products and other liquid bulk items, such as organic chemicals, and dry-bulk commodities. Revenues are affected primarily by the number of vessels in our fleet, the number of voyage days employed and the amount of daily charter hire earned under vessels’ charters. These factors, in turn, can be affected by a number of decisions by us, including the amount of time spent positioning a vessel for charter, dry-dockings, repairs, maintenance and upgrading, as well as the age, condition and specifications of our vessel and supply and demand factors in the product tanker market. As of August 31, 2026, all six vessels in our fleet were employed under short- and medium-term time charters. Revenues from time charter agreements providing for varying daily rates are accounted for as operating leases and thus are recognized on a straight-line basis over the term of the time charter as service is performed. Revenue under spot voyage charters is recognized from loading of the current spot voyage charter to discharge of the current spot voyage charter. Vessels operating on time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. The vessel owner generally pays commissions on both types of charters on the gross charter rate. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter and is presented as a reduction in revenues.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunker (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuations in time charter rates are influenced by changes in spot voyage charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Spot Voyage Charters

Generally, a spot voyage charter refers to a contract to carry a specific cargo for a single voyage, which commonly lasts from several days up to three months. Spot voyage charters typically involve the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms, and the vessel owner is paid on a per-ton basis. Under a spot voyage charter, the vessel owner is responsible for the payment of all expenses including its capital costs, voyage expenses (such as port, canal and bunker costs) and vessel operating expenses. Fluctuations in spot voyage charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes at a given port.

Voyage Related Costs and Commissions

We incur voyage related costs for our vessels operating under spot voyage charters, which mainly include port and canal charges and bunker expenses. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on spot voyage charters because these expenses are for the account of the vessel owner. Brokerage commissions payable for both spot and time charter contracts, if any, depend on a number of factors, including, among other things, the number of shipbrokers involved in arranging the charter and the amount of commissions charged by brokers related to the charterer. Such commissions are deferred and amortized over the related period in a charter to the extent revenue has been deferred since commissions are earned as revenues are earned.

Vessel Operating Expenses

We incur vessel operating expenses for our vessels operating under time and spot voyage charters. Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the annual fee payable to Maritime for the administrative services under our Head Management Agreement, which is described in more detail in our 2025 Annual Report and includes the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs, including costs of legal and accounting professionals and staff, and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of the Nasdaq Stock Market (“Nasdaq”), the Company’s board of directors’ (the “Board”) compensation and investor relations.

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Management Fees

We pay management fees to Maritime, Konkar Agencies and ITM for commercial and technical management services for our vessels. These services include: obtaining employment for our vessels and managing our relationships with charterers; strategic management services; technical management services, which include managing day-to-day vessel operations, ensuring regulatory and classification society compliance, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs and arranging insurance for vessels; and providing shore-side personnel who carry out the management functions described above. As part of their ship management services, they provide us with supervision services for new construction of vessels; these costs are capitalized as part of the total delivered cost of the vessel.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. Scrap rate of $340/light weight ton is used to calculate the residual value of our vessels.

Special Survey and Dry-docking

We are obliged to periodically dry-dock each of our vessels for inspection, and to make significant modifications to comply with industry certification or governmental requirements. Generally, each vessel is dry-docked every 30 to 60 months for scheduled inspections, depending on its age. The capitalized costs of dry-dockings for a given vessel are amortized on a straight-line basis over the next scheduled dry-docking of the vessel.

Interest Income

We earn interest on cash deposits held in interest-bearing accounts and on interest-bearing securities, which is included in interest income. Interest income from time deposits of $977 thousand was recognized in the accompanying unaudited interim Consolidated Statement of Comprehensive Income/(Loss) for the six months ended June 30, 2026.

Interest and Finance Costs

Interest and finance costs consist primarily of interest expense on our secured vessel debt and other borrowings, including the impact of variable interest rates, as well as the amortization of deferred financing costs and other financing-related fees and bank charges. Substantially all of our outstanding debt bears interest at a variable rate linked to SOFR (plus an applicable margin). From time to time, we may use financial hedging instruments to manage our exposure to changes in interest rates. As of June 30, 2026, we had no outstanding interest rate hedging instruments.

Evaluation of Financial Condition and Operating Performance

In evaluating our financial condition and operating performance, we consider the financial and operating measures discussed above, as well as fleet composition, vessel-type utilization, time charter equivalent (“TCE”) rates and daily vessel operating expenses. We also monitor our cash position and outstanding indebtedness to assess our short-term liquidity and ability to finance further fleet expansion. Our evaluation of potential vessel acquisitions or dispositions is based on financial and operational criteria, including charter market conditions, the availability of suitable vessel investments, employment opportunities, anticipated dry-docking costs and general economic prospects.

Selected Information

Our selected consolidated financial data as of June 30, 2026 and for the six months ended June 30, 2025 and 2026, presented in the tables below, has been derived from our unaudited interim Consolidated Financial Statements and notes thereto included elsewhere herein. Our selected consolidated financial data as of December 31, 2025, presented in the tables below has been derived from our 2025 Annual Report.

Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)	Six months ended June 30,
(Amounts in thousands of U.S. dollars, except per share data)	2025	2026

Revenues, net	$18,756	$22,110
Voyage related costs and commissions, net	(1,571)	(727)
Vessel operating expenses	(6,965)	(7,111)
General and administrative expenses	(4,573)	(1,452)
Management fees, related parties	(686)	(704)
Management fees, other	(251)	(264)
Amortization of special survey costs	(264)	(338)
Depreciation	(3,752)	(3,759)
Operating income	694	7,755

Other expenses, net:
Interest and finance costs	(2,944)	(2,628)
Interest income	857	977
Total other expenses, net	(2,087)	(1,651)

Net (loss)/income	$(1,393)	$6,104
Loss/(Income) attributable to non-controlling interests	156	(867)
Net (loss)/income attributable to Pyxis Tankers Inc.	$(1,237)	$5,237

Net (loss)/income per common share, basic and diluted	$(0.12)	$0.51
Weighted average number of common shares, basic and diluted	10,417,915	10,290,343

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Interim Condensed Consolidated Balance Sheets Data	December 31,	June 30,
(Amounts in thousands of U.S. dollars)	2025	2026

Total current assets	$56,650	$62,647
Total other non-current assets	3,443	3,105
Total fixed assets, net	133,319	129,628
Total assets	$193,412	$195,380
Total current liabilities	12,744	13,270
Total non-current liabilities	79,279	75,280
Total stockholders’ equity	101,389	106,830
Total liabilities and stockholders’ equity	$193,412	$195,380

Interim Condensed Consolidated Statements of Cash Flows Data	Six months ended June 30,
(Amounts in thousands of U.S. dollars)	2025	2026

Net cash provided by operating activities	$7,551	$9,502
Net cash provided by investing activities	2,815	17,932
Net cash used in financing activities	(4,164)	(4,836)
Net increase in cash and cash equivalents and restricted cash	$6,202	$22,598

As of June 30, 2026, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and three dry-bulk vessels, “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture”. During 2025 and 2026, the vessels in our fleet were employed under time and spot voyage charters.

The following table presents the fleet data for the first half of 2025 and 2026.

	Six months ended June 30,
MR vessels	2025	2026

Ownership days (1)	543	543
Available days (2)	543	543
Operating days (3)	514	541
Utilization % (4)	94.7%	99.6%
Daily time charter equivalent rate (5)	$22,049	$20,435
Daily vessel operating expenses (6)	$7,421	$7,325
Average number of vessels (7)	3.0	3.0
Number of vessels at period end	3	3
Weighted average age of vessels at period end (8)	10.9	11.8

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	Six months ended June 30,
Dry-bulk vessels	2025	2026

Ownership days (1)	543	543
Available days (2)	499	543
Operating days (3)	453	525
Utilization % (4)	90.8%	96.7%
Daily time charter equivalent rate (5)	$12,919	$19,672
Daily vessel operating expenses (6)	$5,406	$5,781
Average number of vessels (7)	3.0	3.0
Number of vessels at period end	3	3
Weighted average age of vessels at period end (8)	9.8	10.7

	Six months ended June 30,
Total fleet	2025	2026

Ownership days (1)	1,086	1,086
Available days (2)	1,042	1,086
Operating days (3)	967	1,066
Utilization % (4)	92.8%	98.2%
Daily time charter equivalent rate (5)	$17,772	$20,059
Daily vessel operating expenses (6)	$6,414	$6,553
Average number of vessels (7)	6.0	6.0
Number of vessels at period end	6	6
Weighted average age of vessels at period end (8)	10.2	11.1

(1)	Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues generated and the amount of expenses incurred during the respective period.
(2)	Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Available days measures the aggregate number of days in a period during which vessels should be capable of generating revenues.
(3)	Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances. Operating days measures the aggregate number of days in a period during which vessels actually generate revenues.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning for such events.
(5)	Daily TCE rate is a standard shipping industry performance metric of the average daily revenue performance of a vessel during the relevant period. TCE revenues constitute a non-GAAP financial measure, while Daily TCE rate is a performance metric derived from TCE revenues. We include TCE revenues and Daily TCE rate because they provide additional meaningful information in conjunction with revenues, net, which is the most directly comparable GAAP measure to TCE revenues. We utilize Daily TCE rate because we believe it is a meaningful metric for comparing period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes Daily TCE rate to assist in making decisions regarding the employment of the vessels. We also believe that TCE revenues and Daily TCE rate provide useful information to investors because they reflect the revenue we retain from voyages after deducting voyage-related costs and commissions, net, thereby facilitating comparisons of our revenue performance across periods and against other companies, irrespective of differences in charter types, trading patterns and voyage expenses. We believe that our methods of calculating TCE revenues and Daily TCE rate are consistent with industry standards. TCE revenues are calculated as revenues, net, less voyage-related costs and commissions, net. Daily TCE rate is calculated by dividing TCE revenues by operating days for the relevant period. Voyage-related costs and commissions, net, primarily consist of brokerage commissions and port, canal and bunker costs that are unique to a particular voyage, net of related credits or recoveries, including bunker price differentials realized upon charter redeliveries and deliveries. Port, canal and bunker costs would otherwise typically be paid by the charterer under a time charter contract.

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(6)	Daily vessel operating expenses are direct operating expenses such as crewing, provisions, repairs and maintenance, insurance, deck and engine stores, lubricating oils and tonnage tax divided by ownership days for the relevant period.
(7)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was part of our fleet during such period divided by the number of calendar days in the period.
(8)	Weighted average age of the fleet is the sum of the ages of our vessels, weighted by the deadweight ton (“dwt”) of each vessel on the total fleet dwt.

The following table reflects the calculation and reconciliation of our daily TCE rates for our vessels and the average number of vessels by segment and in the aggregate for the six-month periods ended June 30, 2025 and 2026 (in thousands of U.S. dollars, except for total operating days and daily TCE rates):

Tanker fleet	Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2025		2026

MR Revenues, net		$12,353		$12,008
MR Voyage related costs and commissions, net		(1,020)		(953)
MR Time Charter Equivalent revenues, 1		$11,333		$11,055

MR Total operating days		514		541
MR Daily Time Charter Equivalent rate [1]	$/d	22,049	$/d	20,435
Average number of MR vessels		3.0		3.0

Dry-bulk fleet	Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2025		2026

Dry-bulk Revenues, net		$6,403		$10,102
Dry-bulk Voyage related costs and commissions, net		(551)		226
Dry-bulk Time Charter Equivalent revenues [1]		$5,852		$10,328

Dry-bulk Total operating days		453		525
Dry-bulk Daily Time Charter Equivalent rate [1]	$/d	12,919	$/d	19,672
Average number of Dry-bulk vessels		3.0		3.0

Total fleet	Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for operating days and for daily TCE rates)	2025		2026

Revenues, net		$18,756		$22,110
Voyage related costs and commissions, net		(1,571)		(727)
Time Charter Equivalent revenues [1]		$17,185		$21,383

Total operating days		967		1,066
Daily Time Charter Equivalent rate [1]	$/d	17,772	$/d	20,059
Average number of vessels		6.0		6.0

[1]	Subject to rounding.

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The following table reflects the daily TCE rate, daily operating expenses (“Opex”) and utilization rate for each of our reportable segments and for our fleet in the aggregate for the six-month periods ended June 30, 2025 and 2026:

(Amounts in U.S. dollars per day)		Six months ended June 30,
		2025	2026

Eco-Efficient MR2:	Daily TCE :	22,049	20,435
	Opex per day :	7,421	7,325
	Utilization % :	94.7%	99.6%
	Average number of vessels :	3.0	3.0

Dry-bulk:	Daily TCE :	12,919	19,672
	Opex per day :	5,406	5,781
	Utilization % :	90.8%	96.7%
	Average number of vessels :	3.0	3.0

Total Fleet:	Daily TCE :	17,772	20,059
	Opex per day :	6,414	6,553
	Utilization % :	92.8%	98.2%
	Average number of vessels :	6.0	6.0

Results of Operations

Six months ended June 30, 2025 and 2026

Amounts relating to period-over-period changes discussed in this section are derived from the accompanying unaudited interim Consolidated Statements of Comprehensive Income/(Loss). Unless otherwise indicated, amounts are presented in millions of U.S. dollars and rounded to the nearest one hundred thousand.

Revenues, net: Revenues, net, of $22.1 million for the six months ended June 30, 2026 represented an increase of $3.3 million, or 17.9%, from $18.8 million in the comparable period of 2025. The increase in revenues, net, primarily reflected higher dry-bulk charter rates and higher fleet utilization, partially offset by lower MR charter rates. In the first half of 2026, our average daily TCE rate for our MR fleet was $20,435, a $1,614 per day decrease from $22,049 for the same period in 2025. The decrease in the MR fleet average daily TCE rate reflected lower charter rates, partially offset by higher utilization of 99.6%, compared to 94.7% in the same period of 2025. MR operating days increased to 541 in the first half of 2026 from 514 in the same period of 2025. On the other hand, in the first half of 2026, our dry-bulk average daily TCE rate was $19,672, a $6,753 per day increase from $12,919 for the same period in 2025. This increase was due to higher dry-bulk charter rates and higher utilization of 96.7%, compared to 90.8% in the same period of 2025. Total fleet ownership days in the first half of 2026 were 1,086, or an average of 6.0 vessels, unchanged from 1,086 days, or an average of 6.0 vessels, for the same period of 2025.

Voyage related costs and commissions, net: Voyage related costs and commissions, net of $0.7 million in the first half of 2026 represented a decrease of $0.9 million, or 53.7%, from $1.6 million in the same period of 2025. The decrease was primarily attributable to lower spot voyage charter employment for our MR fleet and the net positive impact of bunker price differentials realized upon charter redeliveries and deliveries for our dry-bulk fleet, partially offset by higher commissions, primarily due to higher charter revenues. Under spot charters, all voyage expenses are typically borne by us rather than the charterer, therefore, lower spot employment generally results in lower voyage related costs.

Vessel operating expenses: Vessel operating expenses of $7.1 million for the six-month period ended June 30, 2026 represented an increase of $0.1 million, or 2.1%, from $7.0 million in the same period of 2025. Total vessel ownership days remained unchanged at 1,086, accordingly, vessel operating expenses increased on a per ownership day basis to approximately $6,553 per day from approximately $6,414 per day. The increase primarily reflected higher operating expenses for our dry-bulk fleet, including the timing of certain maintenance and spares expenses, partially offset by a decrease in daily vessel operating expenses for our MR fleet to $7,325 from $7,421 in the respective prior-year period.

General and administrative expenses: General and administrative expenses of $1.5 million for the six-month period ended June 30, 2026 represented a decrease of $3.1 million, or 68.2%, from $4.6 million in the same period of 2025. The first half of 2025 included a one-time bonus of $3.0 million in respect of prior years’ performance, which was approved in June 2025 and paid to Maritime. Excluding this item, general and administrative expenses remained relatively consistent with the prior-year period. Administrative fees payable to Maritime in 2026 also reflected the annual inflation adjustment of 2.48%, based on the inflation rate in Greece for 2025.

9

Management fees: For the six months ended June 30, 2026, management fees charged by Maritime, Konkar Agencies and ITM increased slightly by less than $0.1 million to $1.0 million from $0.9 million in the same period of 2025. The increase was primarily driven by the annual inflation adjustment of 2.48%, based on the inflation rate in Greece for 2025, applied to the fees charged by the two affiliated ship managers.

Amortization of special survey costs: Amortization of special survey costs of $0.3 million for the six months ended June 30, 2026, represented an increase of $0.1 million, or 28.0%, compared to the same period in 2025. This increase primarily reflected the higher level of capitalized dry-docking and special survey expenditures for two dry-bulk vessels following their second special surveys completed in 2025. During the first quarter of 2025, “Konkar Venture” successfully completed her second special survey over 22 days. In addition, “Konkar Asteri” completed her second special survey, also in 22 days, by early April 2025, resulting in a higher amortizable balance and, consequently, a higher quarterly amortization charge.

Depreciation: Depreciation remained substantially unchanged at $3.8 million for the six-month period ended June 30, 2026 compared to the same period in 2025.

Interest and finance costs: Interest and finance costs for the six months ended June 30, 2026 were $2.6 million, representing a decrease of $0.3 million, or 10.7%, compared to $2.9 million in the same period of 2025. This reduction was primarily driven by lower Term SOFR-based interest rates and reduced margins on certain floating-rate bank debt, partially offset by higher average debt balances following the drawdown of additional amounts in connection with the December 2025 refinancing of the secured loans for the “Pyxis Lamda” and “Pyxis Theta”. The lower margins resulted from the January 2026 amendments to the secured loans relating to the “Pyxis Karteria,” “Konkar Ormi” and “Konkar Venture,” which reduced the applicable margins over Term SOFR to 1.80% from a range of 2.15% to 2.70%, and the December 2025 refinancing of the secured loans relating to the “Pyxis Lamda” and “Pyxis Theta,” which reduced the applicable margins over Term SOFR to 1.90% from 2.40%.

Interest income: Interest income of $1.0 million earned during the six months ended June 30, 2026, increased by $0.1 million compared to the same period in 2025, primarily due to higher average deposit balances.

Income attributable to non-controlling interests: Income attributable to the NCI for the six months ended June 30, 2026, was $0.9 million, compared to a loss of $0.2 million in the same period of 2025. This reflected the share of results attributable to the NCI in the joint ventures that own the bulkers “Konkar Ormi” and “Konkar Venture”.

Cash Flows

Our principal sources of funds for the six months ended June 30, 2026, were cash from the employment of our vessels on spot and time charters and proceeds from maturities of short-term investments in time deposits. Our principal uses of funds during the six months ended June 30, 2026, were to meet our working capital requirements, make debt service payments under our loan agreements and repurchase common shares. Cash and cash equivalents and restricted cash as of June 30, 2026, amounted to $59.5 million, compared to $36.9 million as of December 31, 2025. As of June 30, 2026, we had a working capital surplus of $49.4 million, compared to a working capital surplus of $43.9 million as of December 31, 2025. We define working capital as current assets minus current liabilities.

Operating Activities

Net cash provided by operating activities was $9.5 million for the six months ended June 30, 2026, compared to net cash provided by operating activities of $7.6 million for the same period in 2025. The increase was primarily attributable to improved operating results, driven by higher revenues, lower voyage-related costs and commissions due to fewer spot voyages, and lower general and administrative expenses, mainly reflecting the absence of the one-off performance bonus recognized in 2025. Aggregate movements in working capital accounts, current assets and current liabilities, decreased cash by $0.8 million. This decrease was mainly attributable to the $1.4 million cash outflow from the increase in trade accounts receivable, net, and the $0.7 million cash outflow from movements in related-party balances, partially offset by $0.8 million from the increase in hire collected in advance, $0.4 million from the increase in accrued and other liabilities and $0.1 million from the increase in trade accounts payable. Other accounts decreased cash by a net $0.1 million.

Investing Activities

Net cash provided by investing activities for the six months ended June 30, 2026, was $17.9 million. This was primarily driven by an $18.0 million cash inflow from maturities of short-term investments in time deposits, partially offset by a $0.1 million cash outflow related to additions and improvements to existing vessels.

For the same period in 2025, net cash provided by investing activities was $2.8 million. This was primarily driven by a $3.0 million cash inflow from maturities of short-term investments in time deposits, partially offset by a $0.2 million cash outflow related to additions and improvements to existing vessels.

10

Financing Activities

Net cash used in financing activities was $4.8 million for the six-month period ended June 30, 2026, primarily reflecting aggregate debt principal payments of $4.1 million. In addition, we paid $0.7 million for the repurchase of common shares under our authorized $3.0 million share repurchase program and $0.1 million in financing costs.

For the six-month period ended June 30, 2025, net cash used in financing activities was $4.2 million, primarily reflecting aggregate debt principal payments of $3.9 million. In addition, we paid $0.3 million during January 2025 under the amended $3.0 million share repurchase program, which was completed in January 2025.

Debt Agreements

For information relating to our debt agreements, please see Note 8 to our financial statements included in our 2025 Annual Report for the year ended December 31, 2025 and Note 7 to our unaudited interim Consolidated Financial Statements for the six-month periods ended June 30, 2025 and 2026 included elsewhere herein.

Significant Developments Since the Beginning of the Comparative Period

On January 30, 2025, we fully utilized the remaining availability under our previously authorized $3.0 million common share repurchase program. From January 1, 2025 through January 30, 2025, we repurchased 67,534 common shares in the open market at an average price of $3.91 per share, excluding brokerage commissions, for an aggregate purchase price of $0.264 million. As of January 30, 2025, no amounts remained available under the prior repurchase authorization.

In March 2025 “Konkar Venture” successfully completed her second special survey, within 22 days.

In April 2025 “Konkar Asteri” successfully completed her second special survey, with 12 days of work performed during the first quarter of 2025 and the remaining 10 days of work completed in April 2025.

On June 30, 2025, we had a total of 10,485,865 common shares outstanding of which Mr. Valentis beneficially owned 57.3%, and 1,592,465 outstanding warrants (NASDAQ Cap Mkts: PXSAW), which had an exercise price of $5.60 and expired on October 13, 2025 (excluding the non-tradeable underwriter’s common stock purchase warrants of which 107,143 and 1,986 had exercise prices of $8.75 and $5.60, respectively).

On December 17, 2025, the Company refinanced the existing secured loans for the “Pyxis Lamda” and “Pyxis Theta” with new secured loan facilities provided by Alpha Bank S.A. The refinancing resulted in additional borrowings and reduced the applicable margin over Term SOFR to 1.90% from 2.40%. In addition, on January 26, 2026, the Company amended the existing secured loans for the “Pyxis Karteria,” “Konkar Ormi” and “Konkar Venture,” reducing the applicable margin over Term SOFR to 1.80% from a range of 2.15% to 2.70% and extending their maturities by six months. These financing actions affected interest and finance costs for the six months ended June 30, 2026, compared with the corresponding period in 2025.

On January 26, 2026, we completed amendments to the existing secured loans with Piraeus Bank S.A. for Tenthone Corp. (the “Pyxis Karteria”), Dryone Corp. (the “Konkar Ormi”) and Drythree Corp. (the “Konkar Venture”), relating to aggregate outstanding principal borrowings of $42.1 million. The maturity of each loan was extended by six months and the applicable interest margin was reduced to Term SOFR plus 1.80%, representing weighted-average margin savings of 58 basis points compared to the prior loan agreements. All other material terms and conditions remained in full force and effect.

On February 24, 2026, the 107,143 non-tradable placement-agent warrants to purchase common shares expired without exercise.

On April 24, 2026, we announced that Henry Williams would step down as our Chief Financial Officer at the end of April 2026 and that Fotis Giannakoulis would assume the role of Chief Financial Officer, effective May 1, 2026.

On May 27, 2026, we filed an initial registration statement on Form F-1 with the SEC relating to a proposed public offering of up to 920,000 of our 7.00% Series B Cumulative Redeemable Perpetual Convertible Preferred Shares, including the underwriters’ over-allotment option. We filed Amendment No. 1 and Amendment No. 2 to the registration statement on June 29, 2026 and July 23, 2026, respectively. As of the date of this report, the proposed offering had not been completed and no Series B Preferred Shares had been issued.

11

On June 23, 2026, the M/T “Pyxis Karteria” safely transited the Strait of Hormuz. Throughout the regional disruption, the vessel remained employed under its existing fixed-rate time charter and continued to operate safely in accordance with the charterer’s instructions.

During the six months ended June 30, 2026, we repurchased 178,665 common shares for an aggregate purchase price of $662,962, including brokerage commissions, at an average price of $3.64 per share, excluding brokerage commissions. Since the commencement of the current program in December 2025, we had repurchased a total of 245,669 common shares for an aggregate purchase price, including brokerage commissions, of approximately $0.9 million. As of June 30, 2026, approximately $2.1 million remained available under the authorized $3.0 million common share repurchase program, which expires in November 2026.

On June 30, 2026, we had a total of 11,215,546 common shares issued and 10,239,194 common shares outstanding, of which Mr. Valentis beneficially owned 58.67%.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash flows from operations, borrowings from bank debt facilities and related parties, private placements of common stock and issuances of convertible preferred shares. We expect our future sources of liquidity to include cash flows from operations, available cash balances, borrowings under existing or future debt facilities, debt refinancings and proceeds from future equity or debt offerings. Recognizing the uncertainty caused by Russia’s ongoing war against Ukraine and conflicts in the Middle East, including hostilities involving the United States, Israel and Iran, as well as disruptions to shipping in the Red Sea and the Strait of Hormuz, we expect our future liquidity requirements to relate primarily to:

●	our vessel operating expenses, including dry-docking and special survey costs;
●	payments of interest and other debt-related expenses and the repayment of principal on our loans;
●	payment of technical and commercial management fees for our daily vessel operations;
●	maintenance of cash reserves to provide for contingencies and to adhere to minimum liquidity and other financial covenants under our loan agreements, including potential dry-docking reserves; and
●	capital expenditures and installment payments relating to potential vessel acquisitions and investments in joint ventures.

We expect to rely upon operating cash flows from the employment of our vessels on spot and time charters, available cash balances and, from time to time, amounts due to related parties, long-term borrowings and the proceeds from future equity and debt offerings to fund our liquidity and capital needs and implement our growth plan.

Our short-term cash requirements, covering the period through June 30, 2027, primarily consist of vessel operating expenses, management fees, general and administrative expenses, scheduled interest and principal payments under our loan agreements and planned dry-docking and special survey expenditures. The Konkar Ormi is expected to undergo its scheduled special survey and dry-docking during October 2026, at an estimated cost of approximately $0.7 million. We expect to fund these short-term requirements primarily through available cash and cash flows generated from operations.

Our long-term cash requirements, covering periods beyond the next 12 months, primarily consist of scheduled principal and interest payments under our loan agreements, future vessel dry-dockings and special surveys, and capital expenditures and installment payments relating to potential vessel acquisitions. We expect to fund these requirements through a combination of available cash, cash flows from operations and debt or equity financing. Our ability to obtain additional financing will depend on, among other factors, prevailing market conditions, vessel values, our financial condition and the availability of financing on acceptable terms.

We perform cash flow projections on a regular basis to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and comply with the financial covenants and security cover ratio requirements contained in our existing debt agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, with significant assumptions relating to time charter equivalent rates by vessel type, vessel operating expenses, vessel capital expenditures, fleet utilization, our management fees, general and administrative expenses and debt servicing requirements. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As of June 30, 2026, we had a working capital surplus of $49.4 million, defined as current assets minus current liabilities. We also had total liquidity of approximately $103.2 million, consisting of $58.2 million of cash and cash equivalents and $45.0 million of undrawn availability under a committed acquisition facility that may be used to finance eligible vessel acquisitions, subject to the terms and conditions of the facility.

Based on our current cash balances, expected operating cash flows and available sources of financing, we expect to have sufficient liquidity to meet our anticipated cash requirements and comply with the financial covenants and security cover ratio requirements under our existing debt agreements during the 12-month period following June 30, 2026. Over the longer term, our ability to meet our cash requirements, including capital expenditures relating to potential vessel acquisitions, will depend on our operating performance and our ability to obtain debt or equity financing on acceptable terms.

12

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the acquisition of modern vessels, the selective sale of older vessels and investments in other shipping sectors.

We do not intend to pay dividends to holders of our common shares in the near future. Subject to any dividends that may become payable on preferred shares outstanding from time to time, we expect to retain our cash flows primarily to fund vessel operating and dry-docking costs, debt service and other obligations, general corporate and administrative expenses, and reinvestment in our business, including potential vessel or fleet acquisitions. Any future declaration and payment of dividends will be subject to the rights of any outstanding preferred shares and will be determined by our Board of Directors based on our financial condition, results of operations, cash requirements, contractual restrictions and other relevant factors.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based on our unaudited interim Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. Preparing these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures. Actual results may differ from these estimates.

Critical accounting estimates involve a significant degree of judgment and uncertainty and could have a material effect on our financial condition or results of operations. Our significant accounting policies are described in Note 2 to our unaudited interim Consolidated Financial Statements and in our 2025 Annual Report.

Vessel Impairment

Our vessel impairment assessment methodology and principal assumptions are described in “Item 5. Operating and Financial Review and Prospects – Critical Accounting Estimates – Vessel Impairment” of our 2025 Annual Report. There were no material changes to this methodology or these assumptions during the six months ended June 30, 2026.

Based on our assessment as of June 30, 2026, no impairment indicators were identified for any of our vessels. No vessel impairment loss was recognized during the six months then ended.

Results of Annual Meeting of Shareholders of May 14, 2026

At the scheduled annual 2026 shareholder meeting, the Company’s shareholders re-elected Messrs. Robin P. Das and Basil G. Mavroleon as Class III Directors to serve until the 2029 annual meeting of shareholders. Mr. Mavroleon subsequently resigned from the Company’s Board of Directors, effective May 18, 2026, for personal reasons and not as a result of any disagreement with the Company regarding its operations, policies or practices.

Subsequent Events

Subsequent to June 30, 2026 and through August 31, 2026, we repurchased an additional 30 common shares at an average price of $4.18 per share, excluding brokerage commissions. As a result, $2.1 million remains available under the current authorized share repurchase program.

Subsequent to June 30, 2026, the M/T “Pyxis Karteria” completed its intermediate survey, resulting in approximately 7.5 off-hire days.

Fleet Information (as of August 31, 2026)

Vessel Name	Shipyard	Vessel type	Carrying Capacity	Year Built	Type of charter	Charter (1) Rate	Estimated Redelivery Date
			(dwt)			(per day)
Tanker fleet
Pyxis Lamda (2)	SPP / S. Korea	MR2	50,145	2017	Time	23,000	Sep – Dec 2026
Pyxis Theta (3)	SPP / S. Korea	MR2	51,795	2013	Time	25,000	Jul – Sep 2027
Pyxis Karteria (4)	Hyundai / S. Korea	MR2	46,652	2013	Time	19,500	Aug – Nov 2026
			148,592
Dry-bulk fleet
Konkar Ormi (5)	SKD / Japan	Ultramax	63,520	2016	Time	19,500	Sep 2026
Konkar Asteri (6)	JNYS / China	Kamsarmax	82,013	2015	Time	23,000	Sep 2026
Konkar Venture (7)	JNYS / China	Kamsarmax	82,099	2015	Time	22,250	Aug - Sep 2026
			227,632

1) These tables present gross rates in U.S.$ and do not reflect any commissions payable.

2) “Pyxis Lamda” is fixed on a time charter for 12 months -40/+60 days, at $23,000 per day.

3) “Pyxis Theta” is fixed on a time charter for 18 months -30/+30 days, at an average rate of approximately $25,000 per day, comprising $35,000 per day for the first two months and $23,750 per day thereafter.

4) “Pyxis Karteria” is fixed on a time charter for 12 months -30/+60 days, at $19,500 per day.

5) “Konkar Ormi” is fixed on a time charter for 30–35 days, at $19,500 per day.

6) “Konkar Asteri” is fixed on a time charter for 90–100 days, at $23,000 per day.

7) “Konkar Venture” is fixed on a time charter for 90–100 days, at $22,250 per day.

13

pYXIS TANKERS INC.

PYXIS TANKERS INC.

Unaudited Interim Consolidated Balance Sheets

As of December 31, 2025 and unaudited June 30, 2026

(Expressed in thousands of U.S. dollars, except for share and per share data)

		December 31,	June 30,
	Note	2025	2026
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2	$35,555	$58,153
Short-term investment in time deposits		18,000	—
Inventories	4	536	555
Trade accounts receivable, net	14	2,007	3,361
Prepayments and other current assets		552	578
Total current assets		56,650	62,647

FIXED ASSETS, NET:
Vessels, net	5	133,319	129,628
Total fixed assets, net		133,319	129,628

OTHER NON-CURRENT ASSETS:
Restricted cash	2, 7	1,350	1,350
Deferred dry-dock and special survey costs, net	6	2,093	1,755
Total other non-current assets		3,443	3,105
Total assets		$193,412	$195,380

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	7	$7,967	$7,957
Trade accounts payable		1,495	1,622
Due to related parties	3	1,685	940
Hire collected in advance		597	1,434
Deferred charter hire revenue		—	456
Accrued and other liabilities		1,000	861
Total current liabilities		12,744	13,270

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	7	79,279	75,225
Deferred charter hire revenue, non-current		—	55
Total non-current liabilities		79,279	75,280

COMMITMENTS AND CONTINGENCIES	12	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; nil Series A Convertible Preferred Shares issued and outstanding as at December 31, 2025 and at June 30, 2026)	8	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 11,216,546 shares issued and 10,418,859 shares outstanding as at December 31, 2025, and 11,215,546 shares issued and 10,239,194 shares outstanding as at June 30, 2026, respectively)	8	10	10
Additional paid-in capital	8	97,826	97,163
(Accumulated deficit)/Retained earnings		(2,676)	2,561
Total equity attributable to Pyxis Tankers Inc. and subsidiaries		95,160	99,734
Non-controlling interest	9	6,229	7,096
Total stockholders’ equity		101,389	106,830
Total liabilities and stockholders’ equity		$193,412	$195,380

The accompanying notes are an integral part of these unaudited interim Consolidated Financial Statements

F-1

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss)

For the six months ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except for share and per share data)

		Six months ended June 30,
	Note	2025	2026

Revenues, net	14	$18,756	$22,110

Expenses:
Voyage related costs and commissions, net	3	(1,571)	(727)
Vessel operating expenses		(6,965)	(7,111)
General and administrative expenses	3	(4,573)	(1,452)
Management fees, related parties	3	(686)	(704)
Management fees, other		(251)	(264)
Amortization of special survey costs	6	(264)	(338)
Depreciation	5	(3,752)	(3,759)
Operating income		$694	$7,755

Other expenses, net:
Interest and finance costs	13	(2,944)	(2,628)
Interest income		857	977
Total other expenses, net		(2,087)	(1,651)

Net (loss)/income		$(1,393)	$6,104

Net loss/(income) attributable to non-controlling interests		156	(867)
Net (loss)/income attributable to Pyxis Tankers Inc.		$(1,237)	$5,237

Net (loss)/income per common share, basic and diluted	10	$(0.12)	$0.51
Weighted average number of common shares, basic and diluted	10	10,417,915	10,290,343

The accompanying notes are an integral part of these unaudited interim Consolidated Financial Statements

F-2

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Stockholders’ Equity

For the six months ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Series A Convertible Preferred Shares		Common Stock		Additional		Pyxis Tankers Inc	Non-
	# of	Par	# of	Par	Paid-in	Accumulated	Total	controlling	Total
	shares	Value	shares	Value	Capital	Deficit	Equity	interest	Equity
Balance January 1, 2025	—	—	10,553,399	11	98,035	(4,670)	93,376	6,288	99,664

Restricted common stock grants	—	—	—	—	142	—	142	—	142
Common stock repurchase program	—	—	(67,534)	—	(270)	—	(270)	—	(270)
Net loss	—	—	—	—	—	(1,237)	(1,237)	(156)	(1,393)
Balance June 30, 2025	—	—	10,485,865	$11	$97,907	$(5,907)	$92,011	$6,132	$98,143

	Series A Convertible Preferred Shares		Common Stock		Additional	(Accumulated deficit)/	Pyxis Tankers Inc	Non-
	# of	Par	# of	Par	Paid-in	Retained	Total	controlling	Total
	shares	Value	shares	Value	Capital	earnings	Equity	interest	Equity
Balance January 1, 2026	—	—	10,418,859	10	97,826	(2,676)	95,160	6,229	101,389

Common stock repurchase program	—	—	(178,665)	—	(663)	—	(663)	—	(663)
Cancellation of forfeited restricted common shares			(1,000)	—	—	—	—	—	—
Net income	—	—	—	—	—	5,237	5,237	867	6,104
Balance June 30, 2026	—	—	10,239,194	$10	$97,163	$2,561	$99,734	$7,096	$106,830

The accompanying notes are an integral part of these unaudited interim Consolidated Financial Statements.

F-3

PYXIS TANKERS INC.

Unaudited Interim Consolidated Statements of Cash Flows

For the six months ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars)

	Six months ended June 30,
	2025	2026
Cash flows from operating activities:
Net (loss)/income	$(1,393)	$6,104
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	3,752	3,759
Amortization of special survey costs	264	338
Amortization and write-off of deferred financing costs	115	109
Amortization of restricted common stock grants	142	—
Changes in assets and liabilities:
Inventories	455	(19)
Due to related parties	2,128	(745)
Trade accounts receivable	2,567	(1,353)
Prepayments and other current assets	313	(26)
Insurance claims receivable	(95)	—
Deferred dry-dock and special survey costs	(1,020)	(21)
Trade accounts payable	(611)	148
Hire collected in advance	1,191	837
Accrued and other liabilities and deferred charter hire revenue, current and non-current	(257)	371
Net cash provided by operating activities	$7,551	$9,502

Cash flows from investing activities:
Additions and improvements to existing vessels	(185)	(68)
Proceeds from maturities of short-term investments in time deposits, net	3,000	18,000
Net cash provided by investing activities	$2,815	$17,932

Cash flows from financing activities:
Repayment of long-term debt	(3,893)	(4,080)
Payment of financing costs	(1)	(93)
Common stock repurchases	(270)	(663)
Net cash used in financing activities	$(4,164)	$(4,836)

Net increase in cash and cash equivalents and restricted cash	6,202	22,598
Cash and cash equivalents and restricted cash at the beginning of the period	22,593	36,905
Cash and cash equivalents and restricted cash at the end of the period	$28,795	$59,503

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$2,897	$2,411
Unpaid portion of special survey cost	460	—
Unpaid portion of additions and improvements to existing vessels	$101	—

The accompanying notes are an integral part of these unaudited interim Consolidated Financial Statements.

F-4

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

1. Basis of Presentation and General Information:

PYXIS TANKERS INC. (“Pyxis”) is a corporation incorporated in the Republic of the Marshall Islands on March 23, 2015. As of June 30, 2026, Pyxis holds a 100% ownership interest in the following four vessel-owning companies:

●	SEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Seventhone”);
●	TENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Tenthone”);
●	ELEVENTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eleventhone”);
●	DRYTWO CORP., established under the laws of the Republic of the Marshall Islands (“Drytwo”)

As of June 30, 2026, the Company held a 60% equity interest in DRYKON MARITIME Corp. (“Drykon”), representing an initial equity investment of $6,780. Drykon owns, through its wholly owned subsidiary, DRYONE CORP. (“Dryone”), the 2016 Japanese-built Ultramax dry-bulk carrier “Konkar Ormi.” The remaining 40% equity interest is held by an entity related to the Company’s Chairman and Chief Executive Officer.

As of June 30, 2026, the Company held a 60% equity interest in ACCUSHIP MARITIME Ltd. (“Accuship”), representing an initial equity investment of $8,700. Accuship owns, through its wholly owned subsidiary, DRYTHREE CORP. (“Drythree”), the 2015 Chinese-built Kamsarmax dry-bulk carrier “Konkar Venture.” The remaining 40% equity interest is held by an entity related to the Company’s Chairman and Chief Executive Officer. The “Konkar Venture” is a sister ship to the Company’s eco-efficient “Konkar Asteri.”

The Company consolidates Drykon and Accuship in accordance with ASC 810 as a result of its control over those entities. Accordingly, the Company recognizes the interests held by the other shareholder as non-controlling interests in the accompanying unaudited interim Consolidated Financial Statements.

Pyxis also currently holds a 100% ownership interest in the following non-vessel owning companies:

●	SECONDONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Secondone”) that owned the vessel “Northsea Alpha” that was sold to an unaffiliated third party on January 28, 2022;
●	THIRDONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Thirdone”) that owned the vessel “Northsea Beta” that was sold to an unaffiliated third party on March 1, 2022;
●	FOURTHONE CORPORATION LTD, established under the laws of the Republic of the Marshall Islands (“Fourthone”) that owned the vessel “Pyxis Malou” that was sold to an unaffiliated third party on March 23, 2023;
●	SIXTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Sixthone”) that owned the vessel “Pyxis Delta” that was sold to an unaffiliated third party on January 13, 2020;
●	EIGHTHONE CORP., established under the laws of the Republic of the Marshall Islands (“Eighthone”) that owned the vessel “Pyxis Epsilon” that was sold to an unaffiliated third party on December 15, 2023;
●	MARITIME TECHNOLOGIES CORP, established under the laws of Delaware;
●	TWELFTHONE CORP., established on May 15, 2025 under the laws of the Republic of the Marshall Islands (“Twelfthone”);
●	DRYFOUR CORP., established on May 15, 2025 under the laws of the Republic of the Marshall Islands (“Dryfour”) and
●	DRYFIVE CORP., established on April 15, 2026 under the laws of the Republic of the Marshall Islands (“Dryfive”).

All of the Vessel-owning companies are engaged in the marine transportation of liquid cargoes through the ownership and operation of tanker vessels and dry commodities through the ownership and operation of dry-bulk carriers, as listed below:

Vessel-owning Company	Incorporation date	Vessel	DWT	Year built	Acquisition date
Tanker fleet
Seventhone	31-May-2011	Pyxis Theta	51,795	2013	16-Sep-2013
Tenthone	22-Apr-2021	Pyxis Karteria	46,652	2013	15-Jul-2021
Eleventhone	11-Sep-2021	Pyxis Lamda	50,145	2017	20-Dec-2021
Dry-bulk fleet
Dryone	04-Jul-2023	Konkar Ormi	63,520	2016	14-Sep-2023
Drytwo	24-Nov-2023	Konkar Asteri	82,013	2015	15-Feb-2024
Drythree	29-May-2024	Konkar Venture	82,099	2015	28-Jun-2024

F-5

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

1. Basis of Presentation and General Information: – Continued:

The accompanying unaudited interim Consolidated Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual financial statements. In the opinion of the management of the Company, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the accompanying unaudited interim Consolidated Financial Statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2026. These unaudited interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and footnotes for the year ended December 31, 2025, included in the Company’s Annual Report on Form 20-F filed with the SEC on April 1, 2026 (the “2025 Annual Report”).

PYXIS MARITIME CORP. (“Maritime”), a corporation established under the laws of the Republic of the Marshall Islands, which is beneficially owned by Mr. Valentis, the Company’s Chairman, Chief Executive Officer and Class I Director, provides certain ship management services to the tanker Vessel-owning companies, as discussed in Note 3.

KONKAR SHIPPING AGENCIES S.A. (“Konkar Agencies”), was formed in June 1973, under the laws of the Republic of Panama and has an office established in Greece under Law 89/1967 as amended. The Company, which is beneficially owned by our Chief Executive Officer and Chairman, provides a wide range of shipping services to the dry-bulk carrier Vessel-owning companies, as discussed in Note 3.

With effect from the delivery of each tanker vessel, the crewing and technical management of the vessels were contracted to INTERNATIONAL TANKER MANAGEMENT LTD. (“ITM”) with permission from Maritime. ITM is an unrelated third-party technical manager, represented by its branch based in Dubai, UAE. Each ship-management agreement with ITM is in force until it is terminated by either party. The ship-management agreements can be cancelled either by the Company or ITM for any reason at any time upon three months’ advance notice.

2. Significant Accounting Policies:

The accounting policies followed in the preparation of these unaudited interim Consolidated Financial Statements are consistent with those applied in the preparation of the Company’s Consolidated Financial Statements for the year ended December 31, 2025. See Note 2 to the Company’s Consolidated Financial Statements included in the 2025 Annual Report. There were no material changes to these accounting policies during the six months ended June 30, 2026.

Cash and cash equivalents and restricted cash

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported in the Consolidated Balance Sheet as of December 31, 2025 and the accompanying unaudited interim Consolidated Balance Sheet as of June 30, 2026 to the corresponding amounts reported in the Consolidated Statement of Cash Flows for the year ended December 31, 2025 and the accompanying unaudited interim Consolidated Statement of Cash Flows for the six months ended June 30, 2026, respectively.

	December 31,	June 30,
	2025	2026
Cash and cash equivalents	$35,555	$58,153
Restricted cash	1,350	1,350
Total cash and cash equivalents and restricted cash	$36,905	$59,503

3. Transactions with Related Parties:

The following transactions with related parties occurred during the six-month periods ended June 30, 2025 and 2026.

(a)	Ship management services:

The following amounts were charged by Maritime pursuant to the head management and ship-management agreements with the Company and by Konkar Agencies pursuant to the ship-management agreements, and are included in the accompanying unaudited interim Consolidated Statements of Comprehensive Income/(Loss):

	Six months ended June 30,
	2025	2026
Included in Voyage related costs and commissions
Charter hire commissions	$234	$276

Included in Management fees, related parties
Ship-management Fees	686	704

Included in General and administrative expenses
Administration Fees	1,010	1,033

Total	$1,930	$2,013

F-6

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars, except for share and per share data)

3. Transactions with Related Parties: – Continued:

During the first half of 2025, we paid a one-time performance bonus of $3,000 to Maritime, which was approved in June 2025. No commitment to pay such bonus existed as of December 31, 2024. The bonus was recorded within general and administrative expenses in the accompanying unaudited interim Consolidated Statement of Comprehensive Income/(Loss).

As of December 31, 2025 and June 30, 2026, the balances due to Maritime were $242 and $390, respectively. As of the same dates, the balances due to Konkar Agencies were $1,443 and $550, respectively. These balances are included in the “Due to related parties” in the accompanying unaudited interim Consolidated Balance Sheets. The balances due to Maritime and Konkar Agencies are interest free and with no specific repayment terms.

The Company uses the services of Maritime under separate ship-management agreements with its tanker vessel-owning companies and under the Head Management Agreement to provide a wide range of shipping services, including, but not limited to, chartering, sale and purchase, insurance, operations, dry-docking and construction supervision.

For the ship management services, Maritime initially charged a fee payable by each subsidiary of $325 per day per vessel while the vessel is in operation, including any pool arrangements, and $450 per day per vessel while the vessel is under construction, as well as an additional daily fee, depending on the seniority of the personnel, to cover the cost of engineers employed to supervise newbuilding construction (collectively, the “Ship-management Fees”). In addition, Maritime charges the Company a commission of 1.25% on all charter agreements arranged by Maritime and 1.0% of the price of any vessel sale. Maritime also provides administrative services to the Company’s dry-bulk joint venture ship-owning entities for a fee of $150 per day per vessel.

Under the Head Management Agreement, Maritime provides executive, financial, accounting and other administrative services to the Company in exchange for an initial annual base fee of $1.6 million (the “Administration Fees”). In the event of a change of control of the Company during the management period or within 12 months after the early termination of the Head Management Agreement, the Company will pay Maritime an amount equal to 2.5 times the then annual Administration Fees and an amount equal to 12 months of the then daily Ship-management Fees.

The Ship-management Fees and the Administration Fees are adjusted annually according to the official inflation rate in Greece or such other country where Maritime is headquartered during the preceding year. Effective January 1, 2026, following the annual inflation adjustment based on the official inflation rate in Greece for 2025, the Ship-management Fees and the Administration Fees were adjusted to $401 per day per vessel and $2.0 million per annum, respectively.

The Company uses the services of Konkar Agencies, a dry-bulk ship management company with its principal office in Greece. Konkar Agencies is engaged under separate management agreements directly by the Company’s respective ship-owning companies to provide a wide range of shipping services, including, but not limited to, chartering, technical management, sale and purchase, insurance, operations, dry-docking and construction supervision.

For the ship management services, Konkar Agencies initially charged a fee payable by each subsidiary of $850 per day per vessel while the vessel is in operation, including any pool arrangements, as well as an additional daily fee, depending on the seniority of the personnel, to cover the cost of engineers employed to supervise newbuilding construction (collectively, the “Ship-management Fees”). In addition, Konkar Agencies charges the Company a commission of 1.25% on all charter agreements arranged by Konkar Agencies.

F-7

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

3. Transactions with Related Parties: – Continued:

The management agreements for the “Konkar Ormi,” “Konkar Asteri” and “Konkar Venture” have initial terms of five years, expiring in September 2029, February 2030 and June 2030, respectively, and automatically renew for consecutive five-year periods unless terminated by either party upon three months’ notice. The fees are adjusted annually based on the official inflation rate in Greece. Effective January 1, 2026, following an average inflation rate in Greece of 2.48% for 2025, the daily ship management fee was adjusted to $896 per day per vessel.

(b)	Maritime Investors Corp.:

Maritime Investors Corp., an entity related to Mr. Valentis, our Chairman and Chief Executive Officer, was granted 10,000 restricted common shares under the Company’s 2015 Equity Incentive Plan, which fully vested on November 20, 2025. No additional restricted common shares were granted to Maritime Investors Corp. during the six-month period ended June 30, 2026.

4. Inventories:

The amounts in the accompanying unaudited interim Consolidated Balance Sheets are analyzed as follows:

	December 31,	June 30,
	2025	2026
Lubricants	$536	$555
Total	$536	$555

5. Vessels, net:

The amounts in the accompanying unaudited interim Consolidated Balance Sheets are analyzed as follows:

	Vessel	Accumulated	Net Book
	Cost	Depreciation	Value

Balance January 1, 2026	$167,827	$(34,508)	$133,319

Additions and improvements to existing vessels	68	—	68
Depreciation	—	(3,759)	(3,759)
Balance June 30, 2026	$167,895	$(38,267)	$129,628

During the six-month period ended June 30, 2026, the Company capitalized $68 of costs for additions and improvements to the “Pyxis Karteria”. As of June 30, 2026, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amounts were fully recoverable for the Company’s vessels held and used and, consequently, no impairment charge was deemed necessary for the period ended June 30, 2026.

All of the Company’s vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

6. Deferred dry dock and special survey costs, net:

The movement in Deferred dry dock and special survey costs, net, in the accompanying unaudited interim Consolidated Balance Sheets is as follows:

2026

Balance January 1,	$2,093
Amortization of special survey costs	(338)
Balance June 30,	$1,755

The amortization of the special survey costs is separately reflected in the accompanying unaudited interim Consolidated Statement of Comprehensive Income/(Loss).

F-8

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt:

The amounts shown in the accompanying unaudited interim Consolidated Balance Sheets are analyzed as follows:

	December 31,	June 30,
Vessel (Borrower)	2025	2026
(a) “Pyxis Theta” (Seventhone)	$14,750	$13,850
(b) “Pyxis Karteria” (Tenthone)	11,600	11,000
(c) “Pyxis Lamda” (Eleventhone)	18,600	17,850
(d) “Konkar Ormi” (Dryone Corp.)	15,900	15,300
(e) “Konkar Asteri” (Drytwo Corp.)	12,400	11,800
(f) “Konkar Venture” (Drythree Corp.)	14,610	13,980
Total principal balance (gross)	$87,860	$83,780

	December 31,	June 30,
	2025	2026
Current portion	$8,160	$8,160
Less: Current portion of deferred financing costs	(193)	(203)
Current portion of long-term debt, net of deferred financing costs, current	$7,967	$7,957

Long-term portion	$79,700	$75,620
Less: Non-current portion of deferred financing costs	(421)	(395)
Long-term debt, net of current portion and deferred financing costs, non-current	$79,279	$75,225

(a) On December 17, 2025, Seventhone Corp. (“Seventhone”), which owns the “Pyxis Theta”, refinanced its secured loan with the existing lender, Alpha Bank S.A., in an amount of $14,750. The refinanced facility has a five-year maturity, provides for quarterly principal repayments of $450, and bears interest at Term SOFR plus a margin of 1.90% previously priced at SOFR plus a margin of 2.40%. Standard collateral interests and customary covenants are incorporated in this facility. The facility is secured by, among other things, a first-priority mortgage on the “Pyxis Theta”, and includes customary covenants, including minimum liquidity and a minimum-security cover ratio (MSC). As of June 30, 2026, the outstanding balance of $13,850 was repayable in 18 consecutive quarterly installments of $450 each, with the first installment due in September 2026, and the final installment accompanied by a balloon payment of $5,750 due in December 2030.

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $500 at all times.
●	The ratio of the corporate guarantor’s total liabilities to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Seventhone or of the Company or any share therein or the Pyxis Theta, without the lender’s prior written consent, and at least 25% of the shares and voting rights in the corporate guarantor shall remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(b) On March 13, 2023, Tenthone Corp. (“Tenthone”), which owns the Pyxis Karteria, refinanced its indebtedness with the existing lender, Piraeus Bank S.A., through a $15,500 five-year secured loan. The facility provides for quarterly principal repayments of $300 and initially bore interest at SOFR plus a margin of 2.70%. On January 26, 2026, Tenthone entered into an amendment to the facility, pursuant to which its maturity was extended by six months, to September 2028, and the applicable interest margin was reduced to Term SOFR plus 1.80%. The present value of the cash flows under the amended terms differed by less than 10% from the present value of the remaining cash flows under the original terms. Accordingly, the amendment was accounted for as a debt modification, and no loss on debt extinguishment was recognized. All other material terms and conditions remained in full force and effect. Standard collateral interests and customary covenants are incorporated in this facility. The facility is secured by, among other things, a first priority mortgage on the “Pyxis Karteria”, and includes customary covenants, including minimum liquidity and a minimum-security cover ratio.

F-9

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt: - Continued:

As of June 30, 2026, the outstanding balance of $11,000 was repayable in 9 consecutive quarterly installments of $300 each, with the final installment accompanied by a balloon payment of $8,300 due in September 2028.

Covenants:

●	The borrower undertakes to maintain with the bank an average deposit balance of at least $900, which is reduced to an average of $500 after six months.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of cash, cash equivalents and Promissory Note, if any) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 130% of the respective outstanding loan balance.
●	Minimum cash and cash equivalent shall not be less than the greater of (i) $2 million and (ii) 3% of the total debt excluding Promissory Note, if any.

(c) On December 17, 2025, Eleventhone Corp. (“Eleventhone”), which owns the “Pyxis Lamda”, refinanced its secured loan with the existing lender, Alpha Bank S.A., in an amount of $18,600. The refinanced facility has a five-year maturity, provides for quarterly principal repayments of $375, and bears interest at Term SOFR plus a margin of 1.90% previously priced at SOFR plus a margin of 2.40%. Standard collateral interests and customary covenants are incorporated in this facility. The facility is secured by, among other things, a first-priority mortgage on the “Pyxis Lamda”, and includes customary covenants, including minimum liquidity and a minimum-security cover ratio.

As of June 30, 2026, the outstanding balance of the loan relating to the “Pyxis Lamda” of $17,850 was repayable in 18 consecutive quarterly installments of $375 each, with the first installment due in September 2026, and the final installment accompanied by a balloon payment of $11,100 due in December 2030.

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $750 at all times, (which is reduced to $500 upon receipt of time charter employment for at least six months).
●	The ratio of the corporate guarantor’s total liabilities to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change shall be made directly or indirectly in the ownership, beneficial ownership, control or management of Eleventhone or of the Company or any share therein or the Pyxis Lamda, without the lender’s prior written consent, and at least 25% of the shares and voting rights in the corporate guarantor shall remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(d) In connection with the acquisition of the “Konkar Ormi”, Dryone Corp. entered into a $19,000 five-year secured loan agreement with Piraeus Bank S.A. on September 11, 2023. The facility provides for quarterly principal repayments of $300 and initially bore interest at SOFR plus a margin of 2.35%. On January 26, 2026, Dryone entered into an amendment to the facility, pursuant to which its maturity was extended by six months to March 2029, and the applicable interest margin was reduced to Term SOFR plus 1.80%. The present value of the cash flows under the amended terms differed by less than 10% from the present value of the remaining cash flows under the original terms. Accordingly, the amendment was accounted for as a debt modification, and no loss on debt extinguishment was recognized. All other material terms and conditions remained in full force and effect. Standard collateral interests and customary covenants are incorporated in this facility. The facility is secured by, among other things, a first-priority mortgage on the “Konkar Ormi” and includes customary covenants, including minimum liquidity and a minimum-security cover ratio. As of June 30, 2026, the outstanding balance of $15,300 was repayable in 11 consecutive quarterly installments of $300 each, with the final installment accompanied by a balloon payment of $12,000 due in March 2029.

Covenants:

●	The borrower undertakes to maintain with the bank an average deposit balance of at least $300 for the preceding six-month period, first tested on December 31, 2024, and semi-annually thereafter.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of cash, cash equivalents and Promissory Note, if any) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 130% of the respective outstanding loan balance.
●	Minimum cash and cash equivalent shall not be less than the greater of (i) $2,000 and (ii) 3% of the total debt excluding Promissory Note, if any.

F-10

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt: - Continued:

(e) In connection with the acquisition of the “Konkar Asteri”, Drytwo Corp. entered into a $14,500 five-year secured loan agreement with Alpha Bank S.A. on February 15, 2024. The facility provides for quarterly principal repayments of $300 and bears interest at SOFR plus a margin of 2.35% per annum. The facility incorporates standard collateral interests and customary covenants, including minimum liquidity and a minimum-security cover ratio (“MSC”). As of June 30, 2026, the outstanding balance of $11,800 was repayable in 11 consecutive quarterly installments of $300 each, with the final installment accompanied by a balloon payment of $8,500 due in February 2029.

Covenants:

●	The borrower undertakes to maintain minimum deposit with the bank of $350 at all times,
●	The ratio of the corporate guarantor’s total liabilities to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrowers are entitled to distribute dividends to Pyxis.
●	MSC is to be at least 125% of the respective outstanding loan balance.
●	No change of control shall be made directly or indirectly in the ownership, beneficial ownership, control or management of any of the borrower and the corporate guarantor or any share therein or the Konkar Asteri, as a result of which less than 100% of the shares and voting rights in each borrower are owned by the corporate guarantor or less than 25% of the shares and voting rights in the corporate guarantor will remain in the ultimate legal and beneficial ownership of the beneficial shareholders.

(f) At the end of June 2024, the Company acquired the 2015-built Chinese Kamsarmax dry-bulk carrier, the “Konkar Venture”. Upon delivery of the dry-bulk carrier, on June 28, 2024, Drythree entered into a $16,500 five-year secured loan agreement with Piraeus Bank S.A. to finance the vessel acquisition. The facility provides for quarterly principal repayments of $315 and initially bore interest at SOFR plus a margin of 2.15%. On January 26, 2026, Drythree entered into an amendment to the facility, pursuant to which its maturity was extended by six months to December 2029, and the applicable interest margin was reduced to Term SOFR plus 1.80%. The present value of the cash flows under the amended terms differed by less than 10% from the present value of the remaining cash flows under the original terms. Accordingly, the amendment was accounted for as a debt modification, and no loss on debt extinguishment was recognized. All other material terms and conditions remained in full force and effect. Standard collateral interests and customary covenants are incorporated in this facility. The facility includes customary covenants, including minimum liquidity and a minimum-security cover ratio (“MSC”).

As of June 30, 2026, the outstanding balance of $13,980 was repayable in 14 consecutive quarterly installments of $315 each, with the final installment accompanied by a balloon payment of $9,570 due in December 2029.

Covenants:

●	The borrower undertakes to maintain with the bank an average deposit balance of at least $300 for the preceding six-month period, first tested on December 31, 2024, and semi-annually thereafter.
●	The ratio of the corporate guarantor’s total liabilities (exclusive of cash, cash equivalents and Promissory Note, if any) to market adjusted total assets is not to exceed 75%. This requirement is only applicable in order to assess whether the borrower is entitled to distribute dividends to Pyxis.
●	MSC is to be at least 130% of the respective outstanding loan balance.
●	Minimum cash and cash equivalent shall not be less than the greater of (i) $2,000 and (ii) 3% of the total debt excluding Promissory Note, if any.

Unfunded commitments — “Hunting License” facility

On July 30, 2025, the Company entered into a commitment with Piraeus Bank S.A. for a “hunting license” loan facility of up to $45,000 to finance the potential acquisition of up to two modern vessels, consisting of product tankers between 45,000 and 115,000 dwt and/or dry-bulk carriers between 60,000 and 85,000 dwt. Advances of up to 62.5% of a vessel’s purchase price may be drawn during a period of up to 18 months after the closing of the facility, with the remaining purchase consideration expected to be funded from cash on hand. Borrowings under the facility would bear interest at SOFR plus an average margin of 1.90%, and each advance would be amortized on a quarterly basis over five years from drawdown. The facility would be secured by, among other things, any vessels acquired with its proceeds and includes customary financial and other covenants. The Company is required to pay a nominal commitment fee to the lender during the drawdown availability period. For the six-month period ended June 30, 2026, the Company accrued commitment fees of $68, which were included in Financing fees and charges within Interest and finance costs in the accompanying unaudited interim Consolidated Statements of Comprehensive Income. No amounts had been drawn under the facility as of June 30, 2026.

F-11

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

7. Long-term Debt: - Continued:

Amounts presented in Restricted cash, in the unaudited interim Consolidated Balance Sheets are related to minimum cash and the retention account requirements imposed by the Company’s debt agreements. The annual principal payments required to be made after June 30, 2026, giving effect to the debt refinancing discussed in Note 7, are as follows:

To June 30,	Amount
2027	$8,160
2028	8,160
2029	35,460
2030	13,500
2031 and thereafter	18,500
Total	$83,780

Total interest expense on long-term debt for the six months ended June 30, 2025, and 2026, amounted to $2,800 and $2,441, respectively, and is included in Interest and finance costs (Note 13) in the accompanying unaudited interim Consolidated Statements of Comprehensive Income/(Loss). The Company’s weighted average interest rate (including the margin) for the six months ended June 30, 2025 and 2026, was 6.66% and 5.62% per annum, respectively.

As of June 30, 2026, the Company was in compliance with all applicable covenants under its loan agreements.

8. Equity Capital Structure and Equity Incentive Plan:

The Company’s authorized common and preferred stock consists of 450,000,000 common shares and 50,000,000 preferred shares, of which 1,000,000 are authorized as Series A Convertible Preferred Shares. As of December 31, 2025 and June 30, 2026, the Company had 11,216,546 and 11,215,546 common shares issued and 10,418,859 and 10,239,194 common shares outstanding, respectively, and nil Series A Convertible Preferred Shares issued and outstanding as of each date. The outstanding common share counts are presented net of common shares repurchased and held as treasury shares.

During the six-month period ended June 30, 2026, the Company canceled 1,000 previously issued but unvested restricted common shares granted under the 2015 Equity Incentive Plan, which had been forfeited in 2025 upon the resignation of an employee prior to vesting. The cancellation reduced both the number of common shares issued and the number of common shares outstanding by 1,000. The related par value adjustment rounded to nil in the accompanying unaudited interim Consolidated Statements of Stockholders’ Equity.

On November 19, 2025, the Company’s Board of Directors authorized the repurchase of up to $3.0 million of the Company’s common shares for a period of up to one year. Repurchases may be made from time to time at the Company’s discretion in open market transactions, privately negotiated transactions, accelerated share repurchase programs or a combination of these methods. The actual amount and timing of repurchases are subject to capital availability, market conditions and the Company’s determination that repurchases are in the best interests of its shareholders. During the six-month period ended June 30, 2026, the Company repurchased 178,665 common shares. From November 19, 2025 through June 30, 2026, the Company repurchased an aggregate of 245,669 common shares in the open market at an average price of $3.45 per share, excluding commissions, for an aggregate purchase price, including commissions, of approximately $0.9 million. As of June 30, 2026, approximately $2.1 million remained available under the repurchase program. This authorization expires in November 2026.

On February 24, 2026, 107,143 non-tradable warrants issued to the placement agent expired without exercise. No common shares were issued and no proceeds were received by the Company upon their expiration.

On November 19, 2025, the Company’s Board of Directors approved a new ten-year equity incentive plan (the “2025 EIP”) following the expiration of the Company’s 2015 Equity Incentive Plan. The 2025 EIP provides for the issuance of various equity-based awards to eligible employees, officers, directors, consultants and service providers. The maximum aggregate number of common shares that may be delivered pursuant to awards granted under the 2025 EIP during its ten-year term is 15% of the Company’s then-issued and outstanding common shares. No awards were granted under the 2025 EIP during the six-month period ended June 30, 2026.

All restricted common share awards granted under the 2015 Equity Incentive Plan had vested or been forfeited by December 31, 2025. Non-cash compensation expense of $142 and nil was recognized in General and administrative expenses for the six-month periods ended June 30, 2025 and 2026, respectively. As of June 30, 2026, there were no outstanding EIP awards or related unrecognized compensation costs.

F-12

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

9. Non-controlling Interest (NCI)

The Company holds a 60% equity interest in each of Drykon Maritime Corp. (“Drykon”) and Accuship Maritime Ltd. (“Accuship”), with the remaining 40% interest in each entity held by an entity related to the Company’s Chief Executive Officer and Chairman. Under the respective shareholders’ agreements, certain matters that significantly affect the economic performance of Drykon and Accuship require the unanimous approval of all directors. Based on the relevant guidance under ASC 810, “Consolidation,” management determined that Drykon and Accuship are variable interest entities and that the Company is their primary beneficiary. Accordingly, the Company consolidates Drykon and Accuship and recognizes the interests held by the other shareholder as NCI.

For the six-month period ended June 30, 2026, the movement in NCI was as follows:

Amount
Balance, January 1, 2026	$6,229
Income attributable to:
Drykon Maritime Corp. non-controlling interest (40%)	296
Accuship Maritime Ltd. non-controlling interest (40%)	571
Balance, June 30, 2026	$7,096

10. Income/(loss) per Common Share:

	Six months ended June 30
	2025	2026

Net (loss)/income attributable to Pyxis Tankers Inc.	$(1,237)	$5,237

Dividend Series A Convertible Preferred Stock	—	—
Net (loss)/income attributable to common shareholders	$(1,237)	$5,237

Weighted average number of common shares, basic and diluted	10,417,915	10,290,343
(Loss)/Income per common share, basic and diluted	$(0.12)	$0.51

For the six-month period ended June 30, 2025, securities that could potentially dilute basic loss per share in the future but were not included in the computation of diluted loss per share because their inclusion would have been anti-dilutive consisted of 1,592,465 warrants, which had an exercise price of $5.60, calculated using the treasury stock method. The effect of 72,500 non-vested restricted common shares, which had a vesting period through November 2025, was excluded from the calculation of diluted loss per share in accordance with the two-class method.

For the six-month period ended June 30, 2026, 107,143 non-tradable placement-agent warrants to purchase common shares, which were outstanding until their expiration on February 24, 2026, were excluded from the computation of diluted income per common share because their inclusion would have been anti-dilutive. As of June 30, 2026, the Company had no potentially dilutive securities outstanding.

F-13

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

11. Risk Management and Fair Value Measurements:

The principal financial assets of the Company as of June 30, 2026, consist of cash and cash equivalents and trade accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, amounts due to related parties and accrued and other liabilities.

Interest rate risk: The Company’s loan interest rates are currently calculated at SOFR plus a margin, as described in Note 7 above, therefore, the Company is exposed to movements in SOFR. SOFR is the successor index to LIBOR for the Company’s bank loans. The Company has used interest rate caps in prior periods to mitigate its variable interest rate exposure. The Company’s most recent interest rate cap was sold on January 25, 2023. As of June 30, 2026, the Company did not have any interest rate derivatives outstanding. In the future, the Company may consider entering into additional hedging arrangements to further limit the impact of interest rate volatility on its results of operations and cash flows.

Credit risk: Credit risk is minimized since trade accounts receivable from charterers are presented net of the expected credit losses. The Company places its cash and cash equivalents, primarily with highly creditworthy financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. On the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset on the unaudited interim Consolidated Balance Sheets.

Currency risk: The Company’s transactions are denominated primarily in U.S. dollars; therefore, overall currency exchange risk is limited. Balances in foreign currency other than U.S. dollars are not considered significant.

Fair value: Management has determined that the fair values of the assets and liabilities as of June 30, 2026, are as follows:

	Carrying	Fair
	Value	Value
Cash and cash equivalents (including restricted cash)	$59,503	$59,503
Trade accounts receivable, net	$3,361	$3,361
Prepayments and other current assets	$578	$578
Trade accounts payable	$1,622	$1,622
Accrued and other liabilities	$861	$861
Long-term debt with variable interest rates	$83,780	$83,780
Amounts due to related parties	$940	$940

Assets measured at fair value on a non-recurring basis: Long-lived assets held and used and held for sale

As of December 31, 2025 and June 30, 2026, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels held and used. This review indicated that such carrying amount was fully recoverable for the Company’s vessels held and used. No impairment loss was recognized for the six months ended June 30, 2025 and 2026. As of December 31, 2025 and June 30, 2026, the Company did not have any assets or liabilities measured at fair value on a non-recurring basis.

12. Commitments and Contingencies:

Minimum contractual charter revenues: The Company generally employs its vessels under short- and medium-term time charter agreements. These agreements generally provide for fixed daily charter rates, may include charterers’ options to extend the charter period and contain customary termination provisions. As of June 30, 2026, the Company’s contracted time charters had varying remaining non-cancelable periods based on their respective earliest contractual redelivery dates, including one time charter extending into 2027. The charters did not provide for variable lease payments.

Future minimum contractual charter revenues, based on the committed non-cancelable periods of the Company’s time charter contracts in effect as of June 30, 2026, were $6,923. This amount is presented gross of applicable address commissions and commissions payable to the management company and third-party brokers and excludes revenues relating to optional extension periods.

Other: Various claims, suits and complaints, including those involving government regulations and environmental liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurers and suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying unaudited interim Consolidated Financial Statements.

The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of June 30, 2026 and as of the date of issuance of the unaudited interim Consolidated Financial Statements, management is not aware of any other claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying unaudited interim Consolidated Financial Statements. The Company is covered for liabilities associated with the individual vessels’ actions up to the maximum limits provided by its Protection and Indemnity (“P&I”) Clubs, which are members of the International Group of P&I Clubs.

F-14

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

13. Interest and Finance Costs:

The amounts in the accompanying unaudited interim Consolidated Statements of Comprehensive Income/(Loss) are analyzed as follows:

	Six months ended June 30,
	2025	2026
Interest on long-term debt (Note 7)	$2,800	$2,441
Amortization of financing costs	115	109
Financing fees and charges	29	78
Total	$2,944	$2,628

14. Revenues, net:

The Company disaggregates its revenue from contracts with customers by the type of charter (time charters and spot voyage charters). The following table presents the Company’s revenue disaggregated by revenue source for the six-month periods ended June 30, 2025 and 2026:

	Six months ended June 30,
	2025	2026
Revenues derived from spot voyage charters, net	$2,167	$1,112
Revenues derived from time charters, net	16,589	20,998
Revenues, net	$18,756	$22,110

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less, in accordance with the optional exception in ASC 606.

The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as of December 31, 2025 and June 30, 2026:

	December 31, 2025	June 30, 2026
Trade accounts receivable from spot voyage charters	$4	$4
Trade accounts receivable from time charters	2,003	3,357
Total	$2,007	$3,361

Revenues for the six-month periods ended June 30, 2025 and 2026, deriving from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues), were as follows:

	Six months ended June 30,
Charterer	2025	2026
A	—	33%
B	24%	16%
C	—	14%
D	11%	—
E	20%	—
F	11%	—
Total	66%	63%

F-15

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

15. Segmental information:

The Company has two reportable segments from which it derives its revenues, tanker vessels and dry-bulk vessels, and has identified the Board of Directors as the CODM in accordance with ASC 280, Segment Reporting. The CODM is responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments. The table below presents information about the Company’s reportable segments for the six-month periods ended June 30, 2025 and 2026. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim Consolidated Financial Statements. The CODM uses segment profit/(loss), which is determined based on segment revenues less voyage related costs and commissions, vessel operating expenses, directly attributable general and administrative expenses, management fees, depreciation and amortization of special survey costs, allowance reduction for credit losses, interest and finance costs, plus interest income, and excludes non-segment reconciling items, to assess the operating performance and relative profitability of each segment, including trends in segment revenues and significant expenses included in that measure. Based on that review, the CODM allocates financial and capital resources between the segments and makes strategic decisions regarding vessel acquisitions, vessel disposals, and major capital expenditures, while also considering expected market conditions and the future prospects of each segment. Items included in the segment’s profit/(loss) are allocated to each segment to the extent that they are directly attributable to that segment.

	Six months ended June 30, 2026
	Tanker vessels	Dry-bulk vessels	Total
Revenues, net	$12,008	$10,102	$22,110
Voyage related costs and commissions, net (1)	(953)	226	(727)
Vessel operating expenses (1)	(3,972)	(3,139)	(7,111)
General and administrative expenses	(23)	(65)	(88)
Management fees (1)	(482)	(486)	(968)
Depreciation and amortization of special survey costs	(2,085)	(2,012)	(4,097)
Interest and finance costs (1)	(1,300)	(1,252)	(2,552)
Interest income	57	25	82
Segment profit	$3,250	$3,399	$6,649

Non-segment reconciling items:
General and administrative expenses			$(1,364)
Interest and finance costs			(76)
Interest income			895
Net income			$6,104

	Six months ended June 30, 2025
	Tanker vessels	Dry-bulk vessels	Total
Revenues, net	$12,353	$6,403	$18,756
Voyage related costs and commissions (1)	(1,020)	(551)	(1,571)
Vessel operating expenses (1)	(4,030)	(2,935)	(6,965)
General and administrative expenses	35	(137)	(102)
Management fees (1)	(463)	(474)	(937)
Depreciation and amortization of special survey costs	(2,086)	(1,930)	(4,016)
Interest and finance costs (1)	(1,356)	(1,562)	(2,918)
Interest income	72	27	99
Segment profit/(loss)	$3,505	$(1,159)	$2,346

Non-segment reconciling items:
General and administrative expenses			$(4,471)
Interest and finance costs			(26)
Interest income			758
Net loss			$(1,393)

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

F-16

PYXIS TANKERS INC.

Notes to the unaudited interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except for share and per share data)

15. Segmental information: - Continued:

A reconciliation of total segment assets to total assets presented in the accompanying unaudited interim Consolidated Balance Sheet as of June 30, 2026, is as follows:

	As of June 30, 2026
	Tanker vessels	Dry-bulk vessels	Total
Cash and cash equivalents & restricted cash	$5,606	$3,174	$8,780
Inventories	344	211	555
Trade accounts receivable, net	760	2,601	3,361
Prepayments and other current assets	192	74	266
Vessels, net	62,202	67,426	129,628
Deferred dry-dock and special survey costs, net	638	1,117	1,755
Segment assets	$69,742	$74,603	$144,345

Non-segment reconciling items:
Cash and cash equivalents			$50,723
Prepayments and other current assets			312
Total assets			$195,380

A reconciliation of total segment assets to total assets presented in the Consolidated Balance Sheet of December 31, 2025, is as follows:

	As of December 31, 2025
	Tanker vessels	Dry-bulk vessels	Total
Cash and cash equivalents & restricted cash	$4,451	$1,244	$5,695
Inventories	307	229	536
Trade accounts receivable, net	326	1,681	2,007

Prepayments and other current assets	225	79	304
Vessels, net	64,028	69,291	133,319
Deferred dry-dock and special survey costs, net	829	1,264	2,093
Segment assets	$70,166	$73,788	$143,954

Non-segment reconciling items:
Cash and cash equivalents			$31,210
Short-term investment in time deposits			18,000
Prepayments and other current assets			248
Total assets			$193,412

16. Subsequent Events:

$3.0 million repurchase program: Subsequent to June 30, 2026 and through August 31, 2026, we repurchased an additional 30 common shares at an average price of $4.18 per share, excluding commissions. As a result, $2.1 million remains available under the current authorized share repurchase program.

M/T “Pyxis Karteria” completed its intermediate survey: Subsequent to June 30, 2026, the M/T “Pyxis Karteria” completed its intermediate survey, resulting in approximately 7.5 off-hire days.

PXSBP preferred shares: On June 29, 2026 and July 23, 2026, the Company filed Amendment No. 1 and Amendment No. 2, respectively, to its registration statement on Form F-1 with the SEC relating to the proposed public offering of up to 920,000 of its 7.00% Series B Cumulative Redeemable Perpetual Convertible Preferred Shares, including the underwriters’ over-allotment option. As of the date of issuance of these unaudited interim Consolidated Financial Statements, the proposed offering had not been completed and no Series B Preferred Shares had been issued.

F-17